ENERGY TRANSFER PARTNERS, L.P.

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

November 16, 2016

VIA EDGAR

Ms. Mara L. Ransom

United States Securities and Exchange

            Commission

Assistant Director, Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (File No. 333-214421)

Dear Ms. Ransom:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Energy Transfer Partners, L.P. (the “Partnership”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-214421) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on November 18, 2016, or as soon as practicable thereafter.

Very truly yours,

ENERGY TRANSFER PARTNERS, L.P.
By:	Energy Transfer Partners GP, L.P., its general partner
By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas E. Long
Thomas E. Long
Chief Financial Officer